Filed by ProLogis Pursuant to Rule 425
under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: ProLogis
Commission File No. 1-12846
investor fact sheet FOURTH QUARTER 2010 What’s New On January 31, 2011, ProLogis and AMB Property Corporation announced they entered into a definitive agreement to combine the two companies through a merger of equals to create the pre-eminent global owner, operator and developer of industrial real estate. Combined, the companies are expected to have a pro forma total market capitalization in excess of $24 billion and gross assets owned and under management of approximately $46 billion. The merger will bring together two of the most complementary customer franchises in real estate and will result in a portfolio of nearly 600 million square feet of modern distribution space in key gateway markets and logistics corridors in 22 countries. Shareholders of both companies will receive proxy materials and be asked to approve the merger in the upcoming months. Stock Information (as of December 31, 2010) NYSE:PLD Common Share Price: $14.44 Common Share Dividend Paid in 2010: $0.5625/yr Dividend Yield: 3.9% Equity Market Capitalization: $8.58 B Total Debt: $6.51 B Total Market Capitalization: $15.09 B Member: S&P 500 since July 2003 FTSE4Good since October 2005 Domini 400 since August 2008 Dow Jones Sustainability Index since September 2008 S&P U.S. Carbon Efficient Index since January 2009 Maplecroft Climate Innovation Leaders Index as of February 2010 Company Profile ProLogis is the leading global provider of distribution facilities, with more than 435 million square feet of industrial space (40 million square meters) owned and managed in markets across North America, Europe and Asia. The company leases its industrial facilities to more than 3,800 customers, including manufacturers, retailers, transportation companies, third-party logistics providers and other enterprises with large-scale distribution needs. Our People Managing our global properties with our people ensures excellent customer service, strengthens the relationships that drive repeat business and provides unmatched visibility on market opportunities. ProLogis was founded in 1991 on a unique principle — by focusing on customer service, not just transactions, and forging long-term bonds with the companies we serve, we will deliver exceptional value for our customers. This philosophy holds true today; customers are the backbone of our business. From our inception, we have internally managed our properties. This approach creates stronger customer relationships, allowing us to achieve occupancies in our portfolio roughly one to two percent higher on average than that of the markets in which we operate. It also supports high retention rates with approximately 79 percent of our customers in 2010 choosing to renew with us. In addition, through close ties with customers and brokers in their local markets and frequent communication with colleagues around the globe, our leasing and development professionals have a unique ability to monitor market conditions and identify opportunities. This insight helped the company secure 15 build-to-suit development opportunities around the world in 2010. In the fourth quarter, ProLogis started construction on a 155,000-square-foot distribution facility for Europa Worldwide Logistics, one of the largest, privately owned transportation and logistics companies in the United Kingdom. This is Europa’s second build-to-suit in the UK with ProLogis. The company’s total industrial operating portfolio (including completed development) was 91.0 percent leased at year end, up from 89.2 percent at the beginning of the year. Total leasing activity for the year was 119 million square feet, close to the peak of 121 million square feet in 2008. Our Platform With operations in 19 countries in North America, Europe and Asia, ProLogis is well positioned to serve companies with local distribution needs as well as those with global s pace requirements. In fact, we serve a large number of our top customers on more than one continent. Prior to the downturn in the global economy, we actively acquired a land bank to support a very high level of global development. Today, with more modest prospects for growth, our objectives have changed, and we continue to reduce our level of land ownership. A key focus for the next three years will be to continue to generate income from, or monetize, our land bank through development and third-party sales. In 2010, we successfully monetized approximately $248 million of land. Our Partners ProLogis property funds enable our partners, some of the world’s largest real estate investment firms, to achieve their investment objectives while supporting our long-term growth.

Our investment management business was a major driver of growth over the last decade. Since beginning the business 1999, we have grown this business to more than $18.5 billion of assets under management, with property investments in Asia, Europe and North America. In doing so, we developed strong relationships with some of the premier institutional investors in the world. This approach has allowed us to grow with less of our capital invested while generating income from both our ongoing ownership interest in the funds and receiving fees for certain asset and property management activities. Balanced Interests ProLogis’ mission is to be the leading global provider of sustainable distribution facilities to the world’s largest users of distribution space and to maximize shareholder value through customer service, organizational excellence and our commitment to corporate responsibility (CR). The 2009 CR Report was made available on April 22, 2010 and is viewable on the company’s website at http://ir.prologis.com. Analyst Coverage* Analyst Firm Recommendation Telephone James Feldman Bank of America/Merrill Lynch No Rating 212-449-6338 Ross Smotrich Barclays Capital Neutral 212-526-2306 Michael Bilerman Citigroup Global Markets Hold 212-816-1383 Wilkes Graham Compass Point Research & Trading Neutral 205-534-1386 James Sullivan Cowen and Company Neutral 646-562-1380 John Perry Deutsche Bank Hold 212-250-4912 Srikanth Nagarajan FBR Outperform 646-885-5429 David Harris Gleacher & Company Neutral 203-532-7332 Sloan Bohlen Goldman Sachs & Co. Sell 212-902-2796 Steven Frankel Green Street Advisors Buy 949-640-8780 Steven Benyik Jefferies & Company Hold 212-707-6348 Michael Mueller J.P. Morgan Securities, Inc. No Rating 212-622-6689 Ki Bin Kim Macquarie Equity Research Outperform 212-231-6386 Dave Rodgers RBC Capital Markets Sector Perform 440-715-2647 John Guinee Stifel Nicolaus Hold 443-224-1307 Ross Nussbaum UBS Neutral 212-713-2484 Brendan Maiorana Wells Fargo Securities Market Perform 443-263-6516 * ProLogis is followed by the analysts listed above. Please note that any opinions, estimates or forecasts regarding ProLogis’ performance made by these analysts are theirs alone and do not represent opinions, forecasts or predictions of ProLogis or its management. ProLogis does not by its reference here imply its endorsement of or concurrence with such information, conclusions or recommendations. Additional Information about the Proposed Transaction and Where to Find It: In connection with the proposed transaction, AMB expects to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of ProLogis and AMB that also constitutes a prospectus of AMB. ProLogis and AMB also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/ PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by ProLogis and AMB with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed by ProLogis with the SEC will be available free of charge on ProLogis’ website at www. prologis.com or by contacting ProLogis Investor Relations at +1-303-567-5690. Copies of the documents filed by AMB with the SEC will be available free of charge on AMB’s website at www.amb.com or by contacting AMB Investor Relations at +1-415-394-9000. AMB and ProLogis and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about AMB’s executive officers and directors in AMB’s definitive proxy statement filed with the SEC on March 24, 2010. You can find information about ProLogis’ executive officers and directors in ProLogis’ definitive proxy statement filed with the SEC on March 30, 2010. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and other relevant documents filed with the SEC if and when they become available. You may obtain free copies of these documents from AMB or ProLogis using the sources indicated above. This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. Investor Relations 4545 Airport Way ProLogis has elected to operate as a Real Estate Denver, CO 80239 Investment Trust (REIT). For more information about REITs, please visit the National Association 303.567.5690 of Real Estate Investment Trust’s website at www.prologis.com www.InvestInREITs.com ir@prologis.com IR114 463